Independent Accountant's Report

The Board of Trustees of BNY Mellon Funds Trust:

We have examined management of BNY Mellon Funds Trust's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Emerging Markets Fund, BNY Mellon Asset Allocation Fund, BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY Mellon Mid Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Bond
Fund, and BNY Mellon Small Cap Multi-Strategy Fund (the "Funds"), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of April 30, 2026. BNY Mellon Funds Trust's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of April 30, 2026, and with respect to agreement of security purchases and sales or maturities, for the period from January 31, 2026 (the date of the Funds' last examination), through April 30, 2026:

1.	Count and inspection of all securities (if any) located at the vault of The
Bank of New York Mellon Corporation in 570 Washington Blvd, Jersey
City, NJ 07310;

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and records of the
Funds to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the
Funds as of April 30, 2026 if any, to corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Asset Servicing Custody and Securities Lending
Services Service Organization Control Report ("SOC 1 Report") for the period April 1, 2025 - March 31, 2026, and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement. Obtained a bridge letter covering the period April 1, 2026 - April 30, 2026 and noted no relevant findings.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2026, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

New York, New York
July 27, 2026


July 27, 2026
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Emerging Markets
Fund, BNY Mellon Asset Allocation Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Mid Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Bond Fund, and BNY Mellon Small Cap Multi-Strategy Fund (the "Funds"), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2026, and from January 31, 2026 (the date of the Funds' last examination) through April 30, 2026.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2026, and from
January 31, 2026 (the date of the Funds' last examination), through April 30, 2026, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Funds Trust

/s/ Jim Windels

Jim Windels,
Treasurer